                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549


                                    FORM 6-K

                            REPORT OF FOREIGN ISSUER
                      PURSUANT TO RULE 13a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934


For the month of February 17, 2000

                                   MERANT plc
                 (Translation of Registrant's Name Into English)

               The Lawn, Old Bath Road, Newbury, England RG14 1QN
                    (Address of Principal Executive Offices)


         (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)


     Form 20-F   X                                        Form 40-F _____
              -------

         (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

         Yes   X                                              No  _____
            -------

         (If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2 (b): 82-795.)

                       LONDON STOCK EXCHANGE ANNOUNCEMENT

FOR IMMEDIATE RELEASE

CONTACTS:
MERANT                                  VMW Corporate & Investor Relations
Ken Sexton                              Sylvia Dresner/Vicki Weiner
Chief Financial Officer                 United States
1 (301) 838 5210                        1 (212) 616 6161
Ken.Sexton@merant.com                   Info@vmwcom.com

Larry De'Ath                            Financial Dynamics
VP, Investor Relations                  Giles Sanderson/Jon Earl
1 (301) 838 5228                        United Kingdom
Larry.Death@merant.com                  44 (0) 207 831 3113
                                        Merant@fd.com

                      MERANT REPORTS THIRD QUARTER RESULTS
        MERANT Egility Solutions Drive Increase in E-Business Customers

www.merant.com - February 17, 2000 - MERANT (Nasdaq National Market (NNM): MRNT; London Stock Exchange (LSE): MRN), a global leader in enterprise application development and e-business solutions, today reported its results for the third fiscal quarter ended January 31, 2000. MERANT announced its preliminary third quarter estimates on February 7, 2000.

For the third fiscal quarter, revenues were $88.6 million under U.S. generally accepted accounting principles (or "GAAP"). Operating earnings before goodwill amortization were $3.5 million for the third quarter, and net earnings excluding goodwill amortization were $0.13 per American Depositary Share (ADS). Net earnings including goodwill amortization for the third quarter were $1.6 million, or $0.05 per ADS.

Under U.K. GAAP, revenues were GBP 54.6 million for the third fiscal quarter. Operating profit before goodwill amortization was GBP 2.2 million, and earnings per ordinary share excluding amortization of goodwill were 1.2 pence per ordinary share.

Commenting on MERANT's financial performance, Ken Sexton, chief financial officer at MERANT, noted "During the third quarter, transactions which we expected to complete with a value of approximately $8 million, or GBP 5 million, were delayed. We anticipate that most of the transactions will be completed in the fourth quarter. The delay in orders had an adverse effect on operating results for the third quarter. As we have continued our transition to an e-business focus, the Company has reduced its reliance on Year 2000 products and services. In the third quarter, Year 2000 revenue only represented 5% of our revenue, compared to 16% for the same quarter last year."

"During the third quarter, we saw substantial growth in customer demand for our enterprise e-business solutions, following the successful launch of the MERANT Egility framework in October 1999," said Gary Greenfield, MERANT's president and chief executive officer. "Many of MERANT's current customers, which include the majority of the Global 500 and more than 400 dot-com companies, are already utilizing our innovative e-business applications. Increasing demand for MERANT Egility solutions is confirming our leadership role in the fast growing sector of enterprise application development, and we expect to return the Company to overall growth in the fourth fiscal quarter, primarily driven by anticipated double-digit growth in our e-business solutions".

In addition to the acquisition of EnterpriseLink Technology Corporation previously announced this quarter, MERANT acquired Trillium Software Corporation and Northern Software Partners (NSP). Trillium Software Corporation was a privately-held provider of change management software based in Eden Prairie, Minnesota. NSP was based in Oslo, Norway and served as MERANT's sole Nordic region distributor for its Micro Focus(R) product line and had also distributed the MERANT PVCS(R)and DataDirect(R) product lines in the region. The cash consideration payable in connection with these two acquisitions is not material to the MERANT group taken as a whole.

MERANT's most recent and third quarter highlights include:

MERANT Powers E-Commerce and Business-to-Business Applications:
--------------------------------------------------------------
- Powerful Business-to-Business Extranet Delivered to Wrangler to Streamline Communications - Wrangler successfully launched Trader's Pass, a powerful business-to-business Web site designed to streamline communications across sales representatives, retailers and suppliers.

- MERANT Takes PSL's Psychometric Assessment Service to the Web - The first Web-based competency and personality assessment screening service was built for Psychometric Services Limited (PSL) in the United Kingdom to be used by large blue-chip companies to streamline customers' recruiting process.

- MERANT Leads Ellison Windows in Development and Integration of Powerful Business-to-Business Web System - MERANT completed a business-to-business Web application for Ellison Windows, the United States' fifth largest manufacturer of vinyl windows, empowering distributors with online ordering, integrating their brick-and-mortar business with the Web.

MERANT  Partners  with Key  E-Business  Providers
-------------------------------------------------
- MERANT launched the MERANT Egility Alliance, a new partnership program with world-class vendors, in order to provide complementary best-of-breed e-business technologies and solutions to help customers rapidly e-enable their businesses and to support a variety of e-business environments. Initial partners include:
BEA/WebLogic, Cerebellum Software, DataJunction, DataFlux, Gemstone, Inprise, IONA and Microsoft.

Over 400 Leading Dot-com  Companies Choose MERANT to Enable  E-Business
-----------------------------------------------------------------------
- MERANT announced that over 400 dot-com companies have turned to MERANT in their quest to redefine the customer experience through innovative e-business applications. MERANT recently deployed its Egility solutions for e-business across major dot-com companies including GO.com (NYSE: GO), BUYandHOLD.com, MapQuest.com (NNM: MQST), BIGWORDS.com and iDirections.com.

MERANT Empowers Linux Developers and Expands Linux-related solutions:
--------------------------------------------------------------------
- Allaire Selects MERANT to Deliver Data Access and Integration for Linux ColdFusion Web Applications - Allaire is integrating MERANT technology with new Linux versions of ColdFusion, an award-winning cross-platform Web application server, to provide customers secure high-availability data access and integration across Linux-based Web applications.

- RIMS Moves its Leading Applications to Linux with MERANT - With MERANT technology, Resource Information Management Systems, Inc. (RIMS) successfully ported to the Linux platform, leveraging their significant investment in existing systems to speed time to implementation and reduce project costs.

- MERANT Brings the Power of Legacy Extension to Red Hat Linux - MERANT extended its Egility Enterprise Extension solution to Red Hat Linux, enabling companies with a significant investment in legacy-based systems to rapidly deploy on Linux, leveraging its power and low cost of ownership for e-business and distributed solutions.

About MERANT

Founded in 1976, MERANT is a leader in Enterprise Application Development, providing the products, people and processes to accelerate the customer's business through the application of innovative information technology. The MERANT Egility framework empowers organizations to transform their enterprise applications for the changing technology and business requirements of the e-business environment, manage the application development process, and provide integrated data connectivity across the enterprise, from the mainframe to the Internet. A global organization with approximately $370 million in annual revenues and nearly 2,000 employees, MERANT has approximately 500 technology partners and more than 5 million licenses at over 35,000 customer sites - including the entire Fortune 100 and the majority of the Global 500. For additional information on MERANT and its solutions, visit MERANT's web site at http://www.merant.com. Investor inquiries can be forwarded to Investor.Relations@merant.com.

                   (Tables and Supplemental Analysis Follow)

Forward-Looking Statements

The following statement is made in accordance with the U.S. Private Securities Litigation Reform Act of 1995: This announcement contains forward-looking statements that include statements regarding expectations for MERANT's business strategy, prospects and growth, as well as the completion of delayed transactions in MERANT's fourth fiscal quarter and the growth of MERANT's e-business solutions business in the fourth fiscal quarter and beyond. These forward-looking statements involve a number of risks and uncertainties. Actual results could differ materially from those anticipated by the forward-looking statements made herein. Future results will be difficult to predict as MERANT transforms its business strategy to provide e-business solutions and away from certain of its past primary markets, including the market for Year 2000 products and services. Factors that could cause actual results to differ materially include, among others, the ability of MERANT to effectively manage its costs against uncertain revenue expectations, the potential for a decrease in net revenue which may be caused by delays in the timing of sales and the delivery of products or services, the ability of MERANT to develop, release, market and sell products and services to customers in the highly dynamic market for enterprise application development and e-business solutions, the potential need for enterprise application development solutions and e-business solutions to shift based on changes in underlying technology standards coming into use, the market acceptance of MERANT's e-business solutions and e-business solutions generally, the effect of competitors' efforts to enter MERANT's markets, and MERANT's ability to manage and integrate recently acquired businesses or other businesses that it may acquire in the future. Further information on potential factors which could affect MERANT's financial results is included in MERANT's Annual Report on Form 20-F for the year ended April 30, 1999, and Quarterly Reports on Form 6-K for the quarters ended July 31, 1999 and October 31, 1999, each as submitted to the SEC and as may be updated and amended with future filings or submissions. MERANT undertakes no obligation to release publicly any updates or revisions to any forward-looking statements contained in this announcement that may reflect events or circumstances occurring after the date of this announcement.

Trademark Notice

MERANT and Egility are trademarks, and DataDirect, Micro Focus and PVCS are registered trademarks, of MERANT. All other trademarks as they appear in this announcement are the property of their respective owners.

Securities Exchanges

As a foreign private issuer in the United States, MERANT is not required to file quarterly reports with the SEC. However, starting in 1997 MERANT began furnishing to the SEC on a voluntary basis quarterly reports on Form 6-K which include MERANT's results for the applicable quarter in a format similar to that of a Form 10-Q. These materials are available on the SEC web site located at http://www.sec.gov. Copies of MERANT's Annual Report to Shareholders and Annual Report on Form 20-F, each for the year ended April 30, 1999, are available upon request to MERANT's offices in Rockville, Maryland or Newbury, United Kingdom.

U.S. GAAP results
---- ---- -------

In the U.S. formatted financial statements, which are prepared in accordance with U.S. generally accepted accounting principles, or GAAP, the merger with INTERSOLV, Inc. completed in September of 1998 was accounted for as a pooling-of-interests. Accordingly, all U.S. financial data presented in this report include the results of INTERSOLV.

Review of 3rd Quarter - Revenues for the third fiscal quarter ended January 31, 2000, were $88.6 million, a decrease of 7% compared to last year's third quarter. Non-Y2K revenue increased 4% compared to last year's same quarter. Revenues from Y2K represented 5% of total revenue for the quarter ended January 31, 2000, down from 16% during the same quarter last year.

Gross margins improved to $66.8 million, or 75% of revenue. Operating income, before goodwill amortization charges, was $3.5 million compared with $6.9 million in the third quarter last year. Net earnings per American Depositary Share ("ADS") excluding goodwill amortization in the third fiscal quarter were $0.13, as compared to $0.21 per ADS for the prior year's comparable period. Net income per ADS (diluted) was $0.05 compared with $0.18 for the corresponding period last year.

During the third fiscal quarter, MERANT completed the acquisitions of EnterpriseLink Technology Corporation, Trillium Software Corporation and
Northern Software Partners AS (NSP). The consideration payable in the EnterpriseLink acquisition is a cash amount of up to approximately $22 million, and the cash consideration payable in connection with the Trillium Software Corporation and NSP acquisitions is not material to the MERANT group taken as a whole. These three transactions will be accounted for using the purchase method of accounting. The trading results of these acquisitions did not have a significant impact on MERANT's results for the quarter.

Review of year-to-date results - Year-to-date revenues were $268.4 million, down 4% compared to the nine months ended January 31, 1999. Non-Y2K revenue increased 6% in the first nine months of this fiscal year. Revenue from Y2K products and services represented 8% of total revenue, down from 16% for the first nine months of last year.

Gross margins for this year's first nine months were $200.4 million, or 75% of revenue, compared to $198.1 million, or 71% of revenue, for the corresponding period last year. Operating income, before goodwill amortization charges, was $12.4 million compared with $18.2 million for the first nine months of last year. Net income was $6.7 million, compared to $13.6 million. Net income per diluted ADS was $0.22 compared with $0.47 per ADS for the corresponding period last year. Net income per ADS excluding goodwill amortization was $0.39 in this fiscal year's first nine months, as compared to $0.55 per ADS for last year's first nine months.

Summary financial results excluding non-recurring items are as follows:

U.S. dollars, U.S. GAAP       Three months ended       Nine months ended
(in millions, except          Jan 31      Jan 31       Jan 31     Jan 31
 per ADS amounts)               2000        1999         2000       1999

Revenue                        $88.6m      $95.7m      $268.4m    $278.2m
EBITA                           $3.5m       $6.9m       $12.4m     $18.2m
Earnings per ADS
 - excluding goodwill          $0.13       $0.21        $0.39      $0.55
Net income                      $1.6m       $5.2m        $6.7m     $13.6m
Earnings per ADS - diluted     $0.05       $0.18        $0.22      $0.47

Notes:

o Basis of presentation: in accordance with U.S. GAAP, the INTERSOLV merger has been accounted for as a pooling-of-interests, and accordingly all periods presented in U.S. format disclose the combined results of MERANT and INTERSOLV.
o EBITA is earnings before interest, taxes, goodwill amortization charges, and non-recurring items.

U.K. GAAP results
---- ---- -------

In the U.K. formatted financial statements, which are prepared in accordance with U.K. GAAP, the purchase of INTERSOLV, Inc. was accounted for as an acquisition. Accordingly, the U.K. formatted results incorporate the trading of INTERSOLV only from September 24, 1998, the date of its acquisition. Goodwill arising from the acquisition, which totalled GBP 140.1 million, will be charged against income over a four-year term, resulting in a pre-tax charge of GBP 8.8 million per quarter.

Review of 3rd Quarter - Revenue for the quarter  ended  January 31, 2000 was GBP
54.6 million, a decrease of 5% compared to the GBP 57.3 million reported for the quarter ended January 31, 1999. Operating profit before goodwill charges was GBP
2.2 million, compared to GBP 4.2 million for the comparable prior year period. Excluding the effect of goodwill charges, earnings after taxation were GBP 1.8 million, or 1.2 pence per share, compared to GBP 3.5 million or 2.5 pence per ordinary share for the third quarter last year. Amortization of goodwill relating to acquisitions totalled GBP 10.1 million in the current quarter, compared to GBP 9.0 million in the corresponding quarter last year. Including the effect of goodwill charges, loss after taxation was GBP 8.2 million and loss per ordinary share was 5.8 pence, compared to a loss after taxation of GBP 5.5 million and loss per ordinary share of 3.9 pence for the third quarter of last year.

As described in the U.S. GAAP results, MERANT completed three acquisitions during the quarter. These transactions will be accounted for using the acquisition method of accounting. The trading results of these acquisitions did not have a significant impact on MERANT's results for the quarter.

Review of year-to-date results - Revenue for the nine months ended January 31, 2000 was GBP 166.5 million, compared to GBP 126.8 million for the nine months ended January 31, 1999, an increase of 31%. The increase reflects the full inclusion of revenue earned by the INTERSOLV business in the current fiscal period. Operating profit before goodwill charges was GBP 7.7 million, compared to GBP 12.4 million last year. Excluding the effect of goodwill charges and exceptional items, earnings after taxation were GBP 6.2 million, or 4.2 pence per ordinary share, compared to GBP 10.1 million, or 9.3 pence per ordinary share for the corresponding prior year period. Amortization of goodwill relating to acquisitions totalled GBP 28.5 million in the nine months ended January 31, 2000, compared to GBP 13.0 million in the corresponding period last year.
Including the effect of goodwill charges and exceptional items, loss after taxation was GBP 22.3 million and loss per ordinary share was 15.8 pence, compared to a loss after taxation of GBP 11.0 million and loss per share of 10.3 pence for the corresponding prior year period.

Summary financial results are as follows:

G.B. pounds, U.K. GAAP          Three months ended          Nine months ended
(in millions, except            Jan 31      Jan 31         Jan 31       Jan 31
per ordinary share amounts)       2000        1999           2000         1999

Revenue                       GBP 54.6m   GBP 57.3m     GBP 166.5m   GBP 126.8m
EBITA                          GBP 2.2m    GBP 4.2m       GBP 7.7m    GBP 12.4m
EPS excluding goodwill             1.2p        2.5p           4.2p         9.3p
(Loss) after goodwill
and taxation                  (GBP 8.2m)  (GBP 5.5m)    (GBP 22.3m)  (GBP 11.0m)
(Loss) per ordinary share         (5.8p)      (3.9p)        (15.8p)      (10.3p)

Notes:

o Basis of presentation: in accordance with U.K. GAAP, the INTERSOLV transaction has been accounted for as an acquisition, and accordingly the U.K. format results include the results of INTERSOLV from September 24, 1998, the date of its acquisition.
o EBITA is earnings before interest, taxes, goodwill amortization charges, and exceptional items.

               CONSOLIDATED STATEMENTS OF INCOME - IN U.S. FORMAT

(in thousands, except                                                  Three months ended       Nine months ended
 per share and ADS data)                                               Jan 31      Jan 31       Jan 31     Jan 31
(unaudited)                                                              2000        1999         2000       1999
Net revenue
    License fees                                                      $44,224     $48,587     $133,292   $142,191
    Maintenance subscriptions                                          28,450      25,363       80,469     75,074
    Training and consulting                                            15,916      21,767       54,591     60,886
-----------------------------------------------------------------------------------------------------------------
Total net revenue                                                      88,590      95,717      268,352    278,151
-----------------------------------------------------------------------------------------------------------------
Cost of revenue
    Cost of license fees                                                2,212       4,269        7,040      9,973
    Cost of maintenance subscriptions                                   5,371       5,904       17,075     18,534
    Cost of training and consulting                                    14,165      17,725       43,812     51,558
-----------------------------------------------------------------------------------------------------------------
Total cost of revenue                                                  21,748      27,898       67,927     80,065
-----------------------------------------------------------------------------------------------------------------
Gross profit                                                           66,842      67,819      200,425    198,086
-----------------------------------------------------------------------------------------------------------------
Operating expenses
    Research and development                                           14,283      15,147       44,192     45,876
    Sales and marketing                                                41,609      36,281      121,707    110,079
    General and administrative                                          7,483       9,463       22,102     23,939
    One time charges                                                        -           -            -     49,662
-----------------------------------------------------------------------------------------------------------------
Total operating expenses                                               63,375      60,891      188,001    229,556
-----------------------------------------------------------------------------------------------------------------
Income (loss) before goodwill amortization
                                                                        3,467       6,928       12,424    (31,470)
Goodwill amortization                                                   2,377         824        5,101      2,332
-----------------------------------------------------------------------------------------------------------------
Income (loss)from operations                                            1,090       6,104        7,323    (33,802)
Interest income, net                                                    1,365       1,908        3,156      4,938
-----------------------------------------------------------------------------------------------------------------
Income (loss)before income taxes                                        2,455       8,012       10,479    (28,864)
Income taxes                                                             (883)     (2,800)      (3,772)      (998)
-----------------------------------------------------------------------------------------------------------------
Net income (loss)                                                      $1,572      $5,212       $6,707   ($29,862)
-----------------------------------------------------------------------------------------------------------------
Net income (loss) per share: basic                                      $0.01       $0.04        $0.05     ($0.21)
Net income (loss) per ADS: basic                                        $0.05       $0.18        $0.23     ($1.04)
-----------------------------------------------------------------------------------------------------------------
Shares used in computing basic net income (loss) per share            146,466     143,669      144,826    143,310
ADSs used in computing basic net income (loss) per ADS                 29,293      28,734       28,965     28,662
-----------------------------------------------------------------------------------------------------------------
Net income (loss) per share: diluted                                    $0.01       $0.04        $0.05     ($0.21)
Net income (loss) per ADS: diluted                                      $0.05       $0.18        $0.22     ($1.04)
-----------------------------------------------------------------------------------------------------------------
Shares used in computing diluted net income (loss) per share          156,888     143,726      152,016    143,310
ADSs used in computing diluted net income (loss) per ADS               31,378      28,745       30,403     28,662
-----------------------------------------------------------------------------------------------------------------
Excluding one time charges:
Income before income taxes                                              2,455       8,012       10,479     20,798
Net income                                                              1,572       5,212        6,707     13,564
Net income per ADS: diluted                                             $0.05       $0.18        $0.22      $0.47
=================================================================================================================
Note:  Each American Depositary Share, or ADS, represents five ordinary shares.

                  CONSOLIDATED BALANCE SHEETS - IN U.S. FORMAT

(in thousands)                                        January 31,      April 30,
                                                            2000           1999
                                                      (Unaudited)
Assets
Current assets:
       Cash and cash equivalents                         $84,933        $86,580
       Short-term investments                             17,976         34,804
       Accounts receivable, net                           93,466        111,317
       Prepaid expenses and other assets                  11,022         13,485
--------------------------------------------------------------------------------
Total current assets                                     207,397        246,186
--------------------------------------------------------------------------------
Fixed assets:
       Property, plant and equipment, net                 50,012         46,090
       Goodwill, net                                      44,135         10,239
       Software product assets, net                       13,587         17,007
       Other assets                                        2,529          3,560
--------------------------------------------------------------------------------
Total assets                                            $317,660       $323,082
--------------------------------------------------------------------------------
Liabilities and shareholders' equity
Current liabilities:
       Borrowings                                         $1,412         $2,716
       Accounts payable                                    9,188         12,150
       Accrued employee compensation                      15,218         24,352
       Income taxes payable                                9,745         18,325
       Deferred revenue                                   61,955         69,155
       Other current liabilities                          30,508         29,869
--------------------------------------------------------------------------------
Total current liabilities                                128,026        156,567
--------------------------------------------------------------------------------
Deferred income taxes                                     16,498         14,304
--------------------------------------------------------------------------------
Total liabilities                                       $144,524       $170,871
--------------------------------------------------------------------------------
Shareholders' equity:
       Ordinary shares                                     4,846          4,691
       Additional paid-in capital and other reserves     168,254        154,868
       Treasury stock                                     (7,179)        (7,552)
       Retained earnings                                  15,557          8,850
       Accumulated other comprehensive loss               (8,342)        (8,646)
--------------------------------------------------------------------------------
Total shareholders' equity                              $173,136       $152,211
--------------------------------------------------------------------------------
Total liabilities and shareholders' equity              $317,660       $323,082
================================================================================

              CONSOLIDATED PROFIT & LOSS ACCOUNT - IN U.K. FORMAT

(In thousands, except                 Three months ended       Nine months ended
 per share data)                      Jan 31      Jan 31       Jan 31     Jan 31
(unaudited)                             2000        1999         2000       1999
                                     GBP'000     GBP'000      GBP'000    GBP'000
Revenue
    Licence fees                      27,266      29,118       82,702    68,925
    Maintenance subscriptions         17,498      15,189       49,903    33,901
    Training and consulting            9,794      13,034       33,878    23,926
--------------------------------------------------------------------------------
Total revenue                         54,558      57,341      166,483   126,752
--------------------------------------------------------------------------------
Cost of revenue
    Cost of licence fees               1,361       2,555        4,373     5,356
    Cost of maintenance subscriptions  3,304       3,537       10,597    11,268
    Cost of training and consulting    8,714      10,614       27,169    16,483
--------------------------------------------------------------------------------
Total cost of revenue                 13,379      16,706       42,139    33,107
--------------------------------------------------------------------------------
Gross profit                          41,179      40,635      124,344    93,645
--------------------------------------------------------------------------------
Operating expenses
    Research and development           8,829       9,076       27,402    20,623
    Sales and marketing               25,613      21,728       75,499    49,376
    General and administrative         4,531       5,667       13,736    11,215
--------------------------------------------------------------------------------
Total operating expenses              38,973      36,471      116,637    81,214
--------------------------------------------------------------------------------
Operating profit before
    amortisation of goodwill           2,206       4,164        7,707    12,431
Amortisation of goodwill              10,071       8,970       28,485    12,968
--------------------------------------------------------------------------------
Operating (loss)                      (7,865)     (4,806)     (20,778)     (537)
Exceptional item-
    fundamental restructuring              -           -            -   (11,831)
--------------------------------------------------------------------------------
(Loss) before interest and taxation   (7,865)     (4,806)     (20,778)  (12,368)
Interest income, net                     643       1,142        1,963     2,826
--------------------------------------------------------------------------------
(Loss) before taxation                (7,222)     (3,664)     (18,815)   (9,542)
Taxation                              (1,025)     (1,849)      (3,481)   (1,441)
--------------------------------------------------------------------------------
(Loss) for the period after taxation  (8,247)     (5,513)     (22,296)  (10,983)
--------------------------------------------------------------------------------
(Loss) per share: basic                (5.8p)      (3.9p)      (15.8p)   (10.3p)
(Loss) per share: diluted              (5.8p)      (3.9p)      (15.8p)   (10.3p)
--------------------------------------------------------------------------------
Number of shares: basic              142,853     139,859      141,240   106,325
Number of shares: diluted            142,853     139,859      141,240   106,325
================================================================================

                  CONSOLIDATED BALANCE SHEET - IN U.K. FORMAT

In thousands                                         January 31,       April 30,
                                                           2000            1999
                                                     (Unaudited)
                                                        GBP'000         GBP'000
Fixed assets:
       Intangible fixed assets                          132,530         133,976
       Tangible fixed  assets                            30,872          28,633
       Investments                                        4,431           4,691
--------------------------------------------------------------------------------
Total fixed assets                                      167,833         167,300
--------------------------------------------------------------------------------
Current assets:
       Stock                                              1,600           1,780
       Trade debtors                                     57,695          70,682
       Other debtors and prepaid expenses                 6,905           7,205
       Cash and bank deposits                            63,524          75,394
--------------------------------------------------------------------------------
Total current assets                                    129,724         155,061
--------------------------------------------------------------------------------
Creditors: amounts falling due within one year
       Bank loans and overdrafts                            872           1,696
       Trade creditors                                    5,671           7,546
       Accrued employee compensation                      9,394          15,126
       Current corporation tax                            7,249          11,534
       Accrued expenses and other current liabilities    23,995          13,835
       Deferred revenue                                  38,243          42,954
--------------------------------------------------------------------------------
Total current liabilities                                85,424          92,691
--------------------------------------------------------------------------------
Net current assets                                       44,300          62,370
--------------------------------------------------------------------------------
Total assets less current liabilities                   212,133         229,670
Creditors: amounts falling due after more than one year       -               6
Provision for liabilities and charges                    10,184          12,555
--------------------------------------------------------------------------------
Net assets                                              201,949         217,109
--------------------------------------------------------------------------------
Capital and reserves
       Called up share capital                            2,969           2,873
       Share premium account and other reserves         197,514         189,261
       Profit and loss account                            1,466          24,975
--------------------------------------------------------------------------------
Total shareholders' equity                              201,949         217,109
================================================================================

                                   SIGNATURES


     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                      MERANT plc
                                      (Registrant)


Date:  February 17, 2000           By: /s/ Kenneth A. Sexton
                                      ---------------------------------------
                                      Kenneth A. Sexton
                                      Chief Financial Officer